FORM 10-K                                                             Page 237

Exhibit 13
               Management's Discussion and Analysis of Results of
                       Operations and Financial Condition

Overview


The operating results and financial condition of Cone have been influenced by a number of external factors and Company initiatives. The principal influences have been the general business cycle, domestic cotton costs, changes in consumer fashion preferences for printed fabrics and strategic changes in the Company's business and capital structure.

In 1993 through mid-1995, Cone benefited from favorable general economic conditions. Apparel fabric markets were characterized by increasing prices and volume in both domestic and international denim markets and the rapid expansion of sportswear fabrics markets. While first half 1994 sales did not grow due to short-term denim inventory adjustments in the softgoods pipeline, second half 1994 and first half 1995 apparel fabric operations experienced growth. Following several years of strong demand, consumer preferences for home furnishing fabrics began to shift from prints during 1994. In mid-1995, U.S. retail apparel and home furnishings markets became very weak which caused a sharp decline in orders for Cone's specialty sportswear and decorative print fabrics as retailers adjusted their inventories. These weak markets are continuing into 1996 and there is some current softening in denim demand as excess inventories of garments in the mass market channels of distribution are liquidated.
        Management believes that the most significant factor affecting operating margins during the 1993 thru 1995 period was the increasing price of cotton, the Company's principal raw material. World cotton prices began to rise in late 1993 and throughout 1994 and 1995, primarily as a result of cotton crop declines in Pakistan, India and China in 1993 and 1994, and the United States in 1995. Weather, disease and insects accounted for the declines.

        (Mill Delivered Prices of Cotton - Memphis Territory Chart appears here)


        1984    1985     1986    1987    1988   1989   1990    1991   1992   1993     1994    1995
Jan     77.87   68.84    65.78   62.95   67.71  62.75  68.74   79.39  58.58  63.63    72.68   92.37
Feb     78.15   67.05    67.36   90.13   65.06  61.75  71.48   86.78  55.51  64.21    79.78   96.67
Mar     82.08   68.67    69.63   60.61   66.49  65.01  74.61   88.06  56.98  65.51    79.57  108.41
Apr     82.65   70.58    70.28   64.25   67.61  66.69  77.53   89.97  60.84  64.64    81.51  110.50
May     86.81   67.76    71.40   72.50   69.85  70.27  81.74   95.87  60.63  64.64    85.42  112.84
Jun     84.17   65.73    71.92   72.38   72.17  71.34  86.77   90.74  62.39  62.68    82.48  118.24
Jul     75.08   65.30    73.74   79.66   66.26  75.36  86.62   81.25  67.38  62.73    74.94  101.93
Aug     69.70   63.52    34.29   82.94   60.70  77.97  84.12   75.52  64.31  59.91    74.10   89.74
Sep     67.47   62.43    42.48   78.52   55.00  75.31  77.51   71.63  60.68  57.78    74.48   96.00
Oct     67.39   63.03    49.83   70.98   57.87  76.64  76.35   65.75  57.06  58.81    71.81   89.11
Nov     67.80   64.00    52.47   70.18   59.26  75.40  76.62   61.47  60.22  59.42    75.44   88.23
Dec     68.50   63.83    59.23   69.27   61.81  71.06  77.96   60.93  61.41  60.88    85.54   86.99

AVG     75.64   65.90    60.70   73.36   64.15  70.80  78.34   78.95  60.50  62.07    78.15   99.25
Y/Y%           -12.9%    -7.9%   20.9%  -12.6%  10.4%  10.7%    0.8% -23.4%   2.6%    25.9%   27.0%


        Consequently, mill-delivered cotton prices per pound for the industry rose from the lower $.60s in 1993 to the upper $.70s in 1994 and into the $.90s during 1995.
        The Company has  purchased  cotton from  suppliers  at fixed prices for
delivery   throughout   1996  and  expects  1996  average cotton  costs  to  be
approximately at 1995 levels. Although these fixed prices compare favorably with those of the present spot market, the significant increase in the price of cotton will continue to unfavorably impact profit margins in 1996 as compared with 1993 and 1994 results. While the Company was unable to increase prices in its major product lines during 1994 and early 1995, price increases in the range of 6%-8% were effected during the second half of 1995.
STRATEGIC INITIATIVES
The Company has adopted a growth strategy aimed at entering new markets that utilize manufacturing technologies related to existing Cone strengths. For example, in 1993, the Company positioned itself to supply North American markets more efficiently and effectively through the purchase of a 20% equity ownership interest in Compania Industrial de Parras, S.A. ("CIPSA") and the formation of a joint venture with CIPSA to construct and operate a world-class denim plant in Mexico. The joint venture partners have invested approximately $60 million in equity in the venture, with each partner providing one-half of the investment. The joint venture also obtained a Mexican bank credit facility not guaranteed by Cone or by CIPSA. The joint venture plant began production in the fourth quarter of 1995.
     In 1994, the Company further implemented its growth strategy by acquiring substantially all of the assets of Golding Industries, Inc., consisting primarily of the Raytex division, for a purchase price of $57.6 million in cash and the assumption of $6.0 million in liabilities. Raytex is a leading commission printer of wide fabrics used primarily in home furnishings products and uses technologies similar to Cone's Carlisle facility, which also prints and finishes decorative fabrics.

Exhibit 13  (continued)                                                Page 238
Operations and Financial Condition

     In 1995, the Company purchased substantially all of the assets of Greeff Fabrics, Inc., a small but well known designer and distributor of high-end decorative fabrics to interior designers and specialty retailers in the U.S. and the United Kingdom. A new jacquard fabric plant was constructed in 1995 and began operation late in the year. Both the jacquard plant and Greeff are part of the Cone Decorative Fabrics Division.
        Pursuant to a December 1995 agreement,  in January 1996 the Company sold
1.5 million shares of CIPSA, approximately 10% of its holdings, for $.8 million. Based upon the reduction in its ownership to 18%, and certain other factors, the Company will account for its investment in CIPSA by the cost method in future periods.
        In the first quarter of 1996, the Company completed the sale of its Olympic Products Division to British Vita PLC. Proceeds will be realized in excess of $50 million associated with the sale of fixed assets and inventories and the liquidation of receivables. As a result of this sale, the Company expects a first quarter gain of more than $.10 per share. This strategic action was taken to allow the Company to focus on its core strengths.
     As part of its strategy to maintain modern manufacturing facilities through reinvestment, the Company made significant capital expenditures of $137.9 million from 1993 through 1995, including $14.6 million for the jacquard plant, and plans to spend approximately $52 million in 1996. In addition, the Company has set priorities for the use of cash flow and debt capacity. Cone's first priority is investment in international denim manufacturing and marketing
opportunities.   Cone's  second   priority  is   acquisitions  in  related  home
furnishings product lines. The Company from time to time reviews and will continue to review acquisitions and other investment opportunities (some of which may be material to the Company) that permit Cone to add value through its manufacturing and marketing expertise. However, the Company currently has no agreement, arrangement or understanding to make any such acquisition or investment.
     On February 17, 1994, the Board of Directors of the Company authorized the repurchase, from time to time, of up to 2.5 million shares of the Company's outstanding common stock in market transactions. As of March 22, 1996, 385,400 shares had been repurchased in open market transactions and future repurchase decisions will be based on the Company's expected capital structure, alternative investment opportunities, and the market price of the common stock. No repurchases have been made since January 1995.

     Segment  Information

     Cone operates in two principal business segments, apparel fabrics and home furnishings products. The following table sets forth for years 1995, 1994 and 1993 certain net sales and operating income (loss) information regarding these segments as well as net sales of the principal product groups.

(DOLLAR AMOUNTS IN MILLIONS)


Net Sales                                1995           1994           1993
 Apparel
   Denim                            $552.0  60.6%  $423.5  52.5%  $421.8  54.9
   Specialty Sportswear              148.1  16.3    177.0  22.0    154.0  20.0
                            Total    700.1  76.9    600.5  74.5    575.8  74.9
Home Furnishings
   Fabrics                            98.4  10.8     93.7  11.6     94.4  12.3
   Foam Products 1                    94.7  10.4     93.9  11.6     84.6  11.0
   Real Estate and other              17.0   1.9     18.1   2.3     14.4   1.8
                            Total    210.1  23.1    205.7  25.5    193.4  25.1
                    Total Net Sales $910.2 100.0%  $806.2 100.0%  $769.2 100.0%
Operating Income (Loss) 2
   Apparel                          $ 39.9   5.7%  $ 47.5   7.9%  $ 68.8  12.0%
   Home Furnishings                    (.6)  (.3)    19.0   9.2     19.5  10.1

1 Foam Products represents the Olympic Products Division was sold in January
  1996.
2 Operating income (loss) excludes general corporate expenses. Percentages reflect operating income (loss) as a percentage of segment net sales.

Exhibit 13  (continued)                                                Page 239
Management's Discussion and Analysis of Results of Operations and
Financial Condition (continued)

Results of Operations


FISCAL YEAR ENDED DECEMBER 31,
1995  COMPARED  WITH FISCAL YEAR ENDED JANUARY 1, 1995
     Net sales for 1995 were a record $910.2 million dollars, up 12.9% from 1994 sales of $806.2 million. This increase resulted from strong denim and export sales and the sales of the Raytex and Greeff acquisitions, partially offset by weak specialty sportswear and decorative print fabric sales in the second half of the year. Export sales were $180.3 million, or 19.8% of sales, as compared with 17.6% for 1994.
     The Company had a net loss for 1995 of $3.3 million, or $.22 per share after preferred dividends, which included losses of $16.9 million (net of tax), or $.62 per share, arising from losses primarily associated with peso devaluations and the write-down of Cone's investment in CIPSA to current net realizable value. Without these losses from unconsolidated affiliates, Cone Mills had income of $13.6 million or $.39 per share. This earnings decline from the previous year resulted from deteriorating sportswear and home furnishings markets and from higher cotton costs unrecovered in pricing in the first half of the year. For comparison, net income in 1994 was $35.0 million, or $1.16 per share.
     Gross profit for 1995 (net sales less cost of sales and  depreciation) as a
percentage of sales was 13.7%,  down from 17.4% for the previous  year.    The
decrease was primarily the result of higher cotton costs not recovered in prices in the first half of 1995 and the poor market conditions for specialty sportswear and printed decorative fabrics.
APPAREL FABRICS
Apparel fabric segment sales for 1995 were a record $700.1 million, up 16.6% from 1994 levels. Denim sales were up 30.3% as the Company benefited from both higher volume and prices. However, specialty sportswear sales were down 16.3% from 1994 amounts, the result of overall weak retail apparel markets and corresponding excess inventory in the softgoods pipeline. Operating margins for 1995 for the apparel segment were 5.7% as compared with 7.9% in 1994. Denim margins as a percentage of sales were lower, the result of higher cotton costs unrecovered in first-half 1995 pricing. Specialty sportswear fabrics experienced an operating loss arising from deteriorating sales and the impact of operating sportswear fabric and print facilities at less than capacity. Average prices adjusted for product mix were up approximately 4% compared with 1994. Apparel segment export sales, primarily denims, were up 29.3% as compared with previous year amounts.
HOME  FURNISHINGS
     Home furnishings segment sales for 1995 were $210.1 million, up 2.1% from 1994 amounts. Sales additions from the acquisitions of Raytex and Greeff were essentially offset by lower sales at Carlisle and John Wolf. Decorative print markets deteriorated during 1995, the result of overall weak furniture markets and customer fashion preferences for fabrics other than prints. The home furnishings segment had an operating loss of $.6 million compared with income of $19.0 million for the 1994 period. The operating loss was primarily the result of lower sales volume and under-absorbed overhead in decorative print facilities.
     Total Company selling and administrative expenses were 9.8% of sales, a slight increase from 9.7% for 1994. Net interest expense increased to $14.5 million from $7.3 million, the result of increased borrowings to support the Company's expansion strategy in core businesses.
        Before losses from unconsolidated affiliates, income taxes as a percentage of taxable income were 34.9% in 1995 compared with 35.7% in 1994. Both periods reflect tax benefits resulting from operation of the Company's foreign sales corporation.

FISCAL YEAR ENDED  JANUARY 1, 1995  COMPARED  WITH
FISCAL  YEAR ENDED  JANUARY 2, 1994
     Net sales for 1994 were $806.2 million, up 4.8% from 1993 net sales of $769.2 million. Income before the cumulative effect of adoption of SFAS No. 112 was $36.2 million, or $1.20 per share after preferred dividends, as compared with $49.6 million, or $1.68 per share, for 1993. Included in the 1994 results was a net gain of $.4 million, or $.01 per share, arising from the final disposal of assets of the Company's discontinued operations. During the first quarter of 1994, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which resulted in an after-tax, non-cash charge of $1.2 million, or $.04 per share, and reduced net income to $1.16 per share for the year of 1994. Net income for 1994 was $35.0 million as compared with $49.6 million for 1993.

Exhibit 13  (continued)                                                Page 240

        Gross profit (net sales less cost of sales and depreciation) as a percentage of sales was 17.4% in 1994 as compared with 20.7% for 1993. The decline resulted primarily from the inability to raise denim prices to cover higher cotton costs, higher unit production costs associated with operating denim facilities at less than capacity during the first six months of 1994, and a higher proportion of the mix in lower margin specialty sportswear fabrics and poly-urethane foam products as a result of stronger sales of those products.

APPAREL  FABRICS

     Apparel fabrics net sales were $600.5 million for 1994, an increase of 4.3% from 1993. The higher sales were a result of increased sales volume. Overall, apparel fabric segment sales benefited from increases in specialty sportswear sales, primarily flannel shirtings, and to a lesser extent, increases in heavyweight denim sales. Average prices adjusted for product mix changes were essentially unchanged. Apparel fabrics export sales for 1994 were up 8.8% to $135.9 million from $124.9 million in 1993.
        Operating margins in 1994 for the apparel fabrics segment were 7.9% of net sales compared with 12.0% for 1993. Margins were lower in 1994 because of the decline in denim earnings as discussed above.

HOME FURNISHINGS

Home furnishings net sales were $205.7 million in 1994, an increase of 6.3% from 1993. Operating income for 1994 was $19.0 million, a decrease of 2.6% from 1993. Sales and operating income for the home furnishings fabrics product group were down in 1994 as the Company began to experience weak decorative print fabric markets. Olympic's polyurethane product sales were up in 1994 as the division experienced stronger sales in automotive markets, but operating income was down as margins on commodity furniture foam and carpet underlay continued to be weak and as the division absorbed start-up costs associated with new product ventures.
        Total Company selling and administrative expenses were $77.8 million, or 9.7% of net sales, for 1994 as compared with $73.3 million, or 9.5% of net sales, for 1993. Expenses in 1994 were impacted by higher salary and benefit costs and costs associated with expansion initiatives.
        Interest expense for 1994 increased $1.0 million compared with 1993, primarily the result of a $.4 million interest charge on the settlement of 1990 and 1991 income taxes by the Internal Revenue Service, higher interest rates and additional borrowings associated with expansion initiatives.
     Income taxes as a percentage of taxable income were 35.6% in 1994 compared with 37.6% in 1993. The 1993 rate was higher primarily as the result of the one time impact on deferred taxes of a federal tax rate increase. Both periods reflect tax benefits resulting from operation of the Company's foreign sales corporation.



Liquidity And Capital Resources


The Company's principal long-term capital sources are a $75 million Note Agreement with The Prudential Insurance Company of America (the "Term Loan"), its 8 1/8% Debentures issued on March 15, 1995 and due on March 15, 2005 (the "Debentures"), and stockholders' equity. Primary sources of liquidity are internally generated funds, a $80 million Credit Agreement with a group of banks with Morgan Guaranty Trust Company of New York ("Morgan Guaranty") as Agent Bank (the "Revolving Credit Facility"), and a $50 million Receivables Purchase Agreement (the "Receivables Purchase Agreement") with Delaware Funding Corporation, an affiliate of Morgan Guaranty. Terms of these various agreements are described in Notes 2 and 9 to Consolidated Financial Statements. On December 31, 1995, the Company had funds available of $90.0 million under its Revolving Credit Facility and Receivables Purchase Agreement.
        On March 15, 1995, the Company completed the sale of $100 million of investment grade Debentures through an underwritten public offering. A portion of the proceeds were used to repay all outstanding borrowings under the Revolving Credit Facility.
        During 1995, the Company generated $48.0 million from earnings before noncash charges from depreciation, amortization and unconsolidated Mexican affiliate results, which was a

Exhibit 13  (continued)                                                Page 241
Management's Discussion and Analysis of Results of Operations and
Financial Condition (continued)

19.2% decrease as compared with 1994. Investments in working capital were higher primarily as a result of an increase in inventories and other assets partially offset by an increase in accounts payable and accruals, resulting in a net cash flow of $32.1 million provided by operating activities. Additional uses of cash included capital spending of $61.7 million, investments of $30.3 million in unconsolidated Mexican affiliates, and the preferred stock dividend of $2.7 million. Funding came primarily from the $100 million of debentures sold in March of 1995.

        The Company believes that the proceeds from the sales of both the Debentures and the Olympic Products Division, together with its internally generated operating funds and funds available under its existing credit facilities, will be sufficient to meet its working capital, capital spending, possible stock repurchases, and financing commitment needs for the foreseeable future.
        On December 31, 1995, the Company's long-term capital structure consisted of $161.8 million of long-term debt and $222.1 million of stockholders' equity. For comparison, at January 1, 1995, the Company had $126.1 million of long-term debt and $236.9 million of stockholders' equity. Long-term debt (including current maturities of long-term debt) as a percentage of long-term debt and stockholders' equity was 44% on December 31, 1995, compared with 35% at January 1, 1995.
        Accounts receivables on December 31, 1995, were $61.0 million, up from $56.7 million at year-end 1994. At the end of 1995, the Company had sold $40 million of accounts receivable, a decrease of $10 million from the amount sold at the end of fiscal 1994. Receivables, including those sold pursuant to the Receivables Purchase Agreement, represented 43 days of sales outstanding at year-end 1995 compared with 49 days at year-end 1994, as more payments in 1995 were made in advance of due dates by customers seeking early payment discounts.
        Inventories on December 31, 1995, were $162.4 million, up $13.0 million from year-end 1994 levels of $149.4 million, primarily the result of additional raw materials and the acquisition of Greeff inventories.

     Capital spending in 1995 was $61.7 million, including $14.6 million for the new jacquard plant. Other projects included new weaving machines, additional dyeing capacity to increase production flexibility and an additional screen printing machine. In addition to 1995 capital expenditures, the Company invested approximately $30 million in Mexican affiliates, of which $24.6 million was invested in the Company's joint venture. The Company has agreements with CIPSA to purchase up to an additional 33% of the outstanding common stock of the joint venture for an amount of $20 million or book value, if CIPSA does not meet certain financial obligations.

        Capital spending in 1996 is expected to be $52 million. Projects include new weaving machines that replace 1970s vintage weaving machines and approximately $4 million for computers, software and information systems. Approximately $.6 million of the budgeted capital expenditures for 1996 had been committed at year-end 1995.

     Federal, state and local regulations relating to the workplace and the discharge of materials into the environment continue to change and, consequently, it is difficult to gauge the total future impact of such regulations on the Company. Existing government regulations are not expected to cause a material change on the Company's competitive position, operating results or planned capital expenditures. The Company has an active environmental committee which fosters protection of the environment and compliance with laws.

     The Company is a party to various legal claims and actions. Management believes that none of these claims or actions, either individually or in the aggregate, will have a material adverse effect on the financial condition of the Company.

Exhibit 13  (continued)                                                Page 242
  CONSOLIDATED STATEMENTS OF OPERATIONS
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

 ................................................................................
YEARS ENDED DECEMBER 31, 1995, JANUARY 1, 1995 AND JANUARY 2, 1994                          1995        1994        1993
 ................................................................................
NET SALES (NOTE 18)                                                                    $   910,217  $  806,167  $  769,230
OPERATING COSTS AND EXPENSES:
  Cost of sales                                                                            756,975     642,472     589,314
  Selling and administrative                                                                89,561      77,823      73,326
  Depreciation                                                                              28,257      23,269      20,991
                                                                                           874,793     743,564     683,631
INCOME FROM OPERATIONS                                                                      35,424      62,603      85,599
OTHER INCOME (EXPENSE):
  Interest income                                                                              563         614         521
  Interest expense                                                                         (15,081)     (7,924)     (6,950)
                                                                                           (14,518)     (7,310)     (6,429)
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND EQUITY IN EARNINGS (LOSS)
  OF UNCONSOLIDATED AFFILIATES                                                              20,906      55,293      79,170
INCOME TAXES (NOTE 13)                                                                       7,306      19,764      29,884
INCOME FROM CONTINUING OPERATIONS BEFORE EQUITY IN EARNINGS (LOSS) OF UNCONSOLIDATED
  AFFILIATES                                                                                13,600      35,529      49,286
EQUITY IN EARNINGS (LOSS) OF UNCONSOLIDATED AFFILIATES -- (NET OF INCOME TAX BENEFIT
  OF $2,992 -- 1995) (NOTE 4)                                                              (16,856)        223         317
INCOME (LOSS) FROM CONTINUING OPERATIONS                                                    (3,256)     35,752      49,603
GAIN ON DISPOSAL -- DISCONTINUED OPERATIONS -- (NET OF INCOME TAX OF $276) (NOTE 19)            --         439          --
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE                                 (3,256)     36,191      49,603
CUMULATIVE EFFECT OF ACCOUNTING CHANGE FOR POSTEMPLOYMENT BENEFITS -- (NET OF INCOME
  TAX BENEFIT OF $772) (NOTE 12)                                                                --      (1,228)         --
NET INCOME (LOSS)                                                                      $    (3,256) $   34,963  $   49,603
INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS (NOTE 17):
  Income (Loss) from Continuing Operations                                             $    (6,088) $   33,064  $   46,808
  Income (Loss) before Cumulative Effect of Accounting Change                          $    (6,088) $   33,503  $   46,808
  Cumulative Effect of Accounting Change                                                        --      (1,228)         --
  Net Income (Loss)                                                                    $    (6,088) $   32,275  $   46,808
EARNINGS (LOSS) PER SHARE -- FULLY DILUTED (NOTE 17):
  Income (Loss) from Continuing Operations                                             $      (.22) $     1.19  $     1.68
  Income (Loss) before Cumulative Effect of Accounting Change                          $      (.22) $     1.20  $     1.68
  Cumulative Effect of Accounting Change                                                        --        (.04)         --
  Net Income (Loss)                                                                    $      (.22) $     1.16  $     1.68
WEIGHTED AVERAGE COMMON SHARES AND COMMON SHARE EQUIVALENTS OUTSTANDING -- FULLY
  DILUTED (NOTE 17)                                                                         27,380      27,834      27,894

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
Exhibit 13  (continued)                                                Page 243
(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PAR VALUE DATA)
 ................................................................................

DECEMBER 31, 1995 AND JANUARY 1, 1995                                                                      1995        1994
ASSETS
CURRENT ASSETS:
  Cash                                                                                                $       336  $    1,158
  Accounts receivable -- trade, less provision for doubtful accounts $3,200;
     1994, $3,000 (Notes 2 and 18)                                                                         60,955      56,654
  Inventories (Note 3):
     Greige and finished goods                                                                             84,822      83,377
     Work in process                                                                                       14,786      15,796
     Raw materials                                                                                         29,274      19,973
     Supplies and other                                                                                    33,492      30,274
                                                                                                          162,374     149,420
  Other current assets                                                                                     10,227       6,007
     Total Current Assets                                                                                 233,892     213,239
INVESTMENTS IN UNCONSOLIDATED AFFILIATES (NOTE 4)                                                          37,680      34,294
OTHER ASSETS (NOTE 6)                                                                                      45,540      38,803
PROPERTY, PLANT AND EQUIPMENT:
  Land                                                                                                     19,615      20,662
  Buildings                                                                                                89,128      79,418
  Machinery and equipment                                                                                 322,361     284,401
  Other                                                                                                    34,292      30,581
                                                                                                          465,396     415,062
  Less accumulated depreciation                                                                           198,188     177,321
     Property, Plant and Equipment -- Net                                                                 267,208     237,741
                                                                                                      $   584,320  $  524,077
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Notes payable (Note 7)                                                                              $     8,875  $   10,700
  Current maturities of long-term debt (Note 9)                                                            11,236         414
  Accounts payable -- trade                                                                                40,023      38,430
  Sundry accounts payable and accrued expenses (Note 8)                                                    64,800      39,881
  Deferred income taxes (Note 13)                                                                          25,938      28,148
     Total Current Liabilities                                                                            150,872     117,573
LONG-TERM DEBT (NOTE 9)                                                                                   161,782     126,108
DEFERRED ITEMS:
  Deferred income taxes (Note 13)                                                                          40,836      36,789
  Other deferred items                                                                                      8,705       6,727
                                                                                                           49,541      43,516
STOCKHOLDERS' EQUITY:
  Class A Preferred Stock -- $100 par value; authorized 1,500,000 shares; issued and outstanding
     383,948 shares -- Employee Stock Ownership Plan (Note 14)                                             38,395      38,395
  Class B Preferred Stock -- no par value; authorized 5,000,000 shares (Note 14)                               --          --
  Common Stock -- $.10 par value; authorized 42,700,000 shares; issued and outstanding 27,380,409
     shares; 1994, 27,403,621 shares (Notes 14 and 15)                                                      2,738       2,740
  Capital in excess of par                                                                                 71,090      71,354
  Retained earnings                                                                                       119,825     125,771
  Currency translation adjustment                                                                          (9,923)     (1,380)
     Total Stockholders' Equity                                                                           222,125     236,880
                                                                                                      $   584,320  $  524,077

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
Exhibit 13  (continued)                                                Page 244
(AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)
 ................................................................................

                             CLASS A PREFERRED     CLASS A PREFERRED STOCK -- ESCROW      NONVOTING COMMON
                                  STOCK                                                        STOCK             COMMON STOCK
YEARS ENDED                  SHARES    AMOUNT         SHARES               AMOUNT         SHARES    AMOUNT     SHARES     AMOUNT
BALANCE, JANUARY 3, 1993    459,282   $45,928             (75,330)       $     (7,533)   1,231,327   $ 123    26,435,888   $2,644
Net income                       --        --                  --                  --           --    --              --      --
Class A Preferred Stock --
  Employee Stock
    Ownership Plan:
  Cash dividends paid            --        --                  --                  --           --    --              --      --
  Shares issued (8.0%
    dividend on shares
    held in Cone Mills
    escrow account)           5,795       580              (5,795)              )(580           --    --              --      --
Nonvoting Common Stock --
  converted to Voting
  Common Stock                   --        --                  --                  --   (1,231,327)   (123 )   1,231,327     123
Common Stock:
  Options exercised              --        --                  --                  --           --    --         100,000      10
  Purchase of common
    shares                       --        --                  --                  --           --    --         (22,432)     (3)
BALANCE, JANUARY 2, 1994    465,077   $46,508             (81,125)       $     (8,113)          --   $--      27,744,783   $2,774
Net income                       --        --                  --                  --           --    --              --      --
Currency translation loss
  (net of income tax
  benefit of $1,002)             --        --                  --                  --           --    --              --      --
Class A Preferred Stock --
  Employee Stock
    Ownership Plan:
  Cash dividends paid            --        --                  --                  --           --    --              --      --
  Shares issued (7.0%
    dividend on shares
    held in Cone Mills
    escrow account)           5,679       567              (5,679)              )(567           --    --              --      --
  Shares received from
    Employee Stock
    Ownership Plan
    Trustee -- Cone Mills
    escrow account          (86,804)   (8,680)             86,804               8,680           --    --              --      --
  Shares redeemed                (4)       --                  --                  --           --    --              --      --
Common Stock:
  Options exercised              --        --                  --                  --           --    --          21,000       2
  Purchase of common
    shares                       --        --                  --                  --           --    --        (362,162)    (36)
BALANCE, JANUARY 1, 1995    383,948   $38,395                  --        $         --           --   $--      27,403,621   $2,740
Net loss                         --        --                  --                  --           --    --              --      --
Currency translation loss
  (net of income tax
  benefit of $3,630)             --        --                  --                  --           --    --              --      --
Class A Preferred Stock --
  Employee Stock
    Ownership Plan:
  Cash dividends paid            --        --                  --                  --           --    --              --      --
Common Stock:
  Options exercised              --        --                  --                  --           --    --           4,000       1
  Purchase of common
    shares                       --        --                  --                  --           --    --         (27,212)     (3)
BALANCE, DECEMBER 31, 1995  383,948   $38,395                  --        $         --           --   $--      27,380,409   $2,738

                            CAPITAL IN                CURRENCY
                             EXCESS OF    RETAINED   TRANSLATION
YEARS ENDED                     PAR       EARNINGS   ADJUSTMENT

(S)
BALANCE, JANUARY 3, 1993     $ 75,227    $ 46,962    $     --
Net income                         --      49,603          --
Class A Preferred Stock --
  Employee Stock
    Ownership Plan:
  Cash dividends paid              --      (3,097)         --
  Shares issued (8.0%
    dividend on shares
    held in Cone Mills
    escrow account)                --          --          --
Nonvoting Common Stock --
  converted to Voting
  Common Stock                     --          --          --
Common Stock:
  Options exercised               525          --          --
  Purchase of common
    shares                       (355)         --          --
BALANCE, JANUARY 2, 1994     $ 75,397    $ 93,468    $     --
Net income                         --      34,963          --
Currency translation loss
  (net of income tax
  benefit of $1,002)               --          --      (1,380)
Class A Preferred Stock --
  Employee Stock
    Ownership Plan:
  Cash dividends paid              --      (2,660)         --
  Shares issued (7.0%
    dividend on shares
    held in Cone Mills
    escrow account)                --          --          --
  Shares received from
    Employee Stock
    Ownership Plan
    Trustee -- Cone Mills
    escrow account                 --          --          --
  Shares redeemed                  --          --          --
Common Stock:
  Options exercised               113          --          --
  Purchase of common
    shares                     (4,156)         --          --
BALANCE, JANUARY 1, 1995     $ 71,354    $125,771    $ (1,380)
Net loss                           --      (3,256)         --
Currency translation loss
  (net of income tax
  benefit of $3,630)               --          --      (8,543)
Class A Preferred Stock --
  Employee Stock
    Ownership Plan:
  Cash dividends paid              --      (2,690)         --
Common Stock:
  Options exercised                25          --          --
  Purchase of common
    shares                       (289)         --          --
BALANCE, DECEMBER 31, 1995   $ 71,090    $119,825    $ (9,923)

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
Exhibit 13  (continued)                                                Page 245
(AMOUNTS IN THOUSANDS)
 ................................................................................

YEARS ENDED DECEMBER 31, 1995, JANUARY 1, 1995 AND JANUARY 2, 1994                              1995         1994        1993
 ................................................................................
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income (Loss)                                                                         $  (3,256)  $   34,963   $  49,603
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
    Depreciation                                                                               28,257       23,269      20,991
    Gain on sale and writedown of property, plant and equipment, net                           (1,794)      (2,519)     (1,657)
    Amortization                                                                                3,116          777         444
    Equity in losses (earnings) -- unconsolidated affiliates                                   19,848         (223)       (317)
    Dividend received -- unconsolidated affiliate                                                  --          541          --
    Change in assets and liabilities, net of acquisitions:
      Decrease (increase) in trade receivables                                                 (4,075)      (9,577)     13,182
      Decrease (increase) in inventories                                                      (10,920)       5,317      (6,363)
      Decrease (increase) in other assets                                                     (12,968)      (2,989)     (2,045)
      Increase (decrease) in accounts payable and accrued expenses                             10,072        1,644     (19,299)
      Increase (decrease) in income taxes payable                                                  --           --        (276)
      Increase (decrease) in deferred income taxes                                              1,837          990       3,771
      Increase (decrease) in other liabilities                                                  1,977        3,113        (835)
    Net cash provided by operating activities                                                  32,094       55,306      57,199
CASH FLOWS FROM INVESTING ACTIVITIES:
  Investments in unconsolidated affiliates                                                    (30,316)      (9,572)    (26,103)
  Acquisitions, net of cash acquired*                                                          (2,038)     (57,647)         --
  Proceeds from sale of property, plant and equipment                                           5,924        2,903       4,869
  Capital expenditures                                                                        (61,662)     (37,494)    (38,712)
    Net cash used in investing activities                                                     (88,092)    (101,810)    (59,946)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net (payments) borrowings under line of credit agreements                                    (1,825)       5,601      (1,554)
  Increase in checks issued in excess of deposits                                              14,727           --          --
  Principal payments -- long-term debt                                                        (97,414)     (47,606)    (77,307)
  Proceeds from long-term debt borrowings                                                      48,000       94,578      77,746
  Proceeds from debentures issued                                                              99,831           --          --
  Debt issuance costs                                                                            (915)          --          --
  Payment on interest hedge transaction                                                        (4,272)          --          --
  Purchase of outstanding capital stock -- Common                                                (292)      (2,869)       (358)
  Proceeds from issuance of capital stock -- Common                                                26          115         535
  Dividends paid -- Class A Preferred                                                          (2,690)      (2,660)     (3,097)
    Net cash provided by (used in) financing activities                                        55,176       47,159      (4,035)
    Net (decrease) increase in cash                                                              (822)         655      (6,782)
CASH AT BEGINNING OF PERIOD                                                                     1,158          503       7,285
CASH AT END OF PERIOD                                                                       $     336   $    1,158   $     503
  *Acquisitions, net of cash acquired:
  Working capital, other than cash                                                          $  (2,008)  $   (1,377)
  Property, plant and equipment                                                                   (30)     (23,795)
  Cost in excess of net assets                                                                     --      (19,686)
  Other assets                                                                                     --      (14,400)
  Long-term debt assumed                                                                           --        1,611
    Net cash used to acquire business                                                       $  (2,038)  $  (57,647)
SUPPLEMENTAL DISCLOSURES OF ADDITIONAL CASH FLOW INFORMATION:
Cash payments for:
  Interest, net of interest capitalized                                                     $  12,758   $    7,703   $   7,125
  Income taxes, net of refunds                                                              $   3,861   $   17,938   $  23,926
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
  Stock dividend paid to ESOP trustee for Cone escrow account                               $      --   $      567   $     580
  Class A Preferred Stock issued                                                            $      --   $      567   $     580
  Class A Preferred Stock received from ESOP trustee and closure of escrow account          $      --   $    8,860   $      --
  Purchase of outstanding capital stock -- Common through incurrence of accounts payable    $      --   $    1,323   $      --
  Common Stock issued                                                                       $      --   $       --   $     123
  Nonvoting Common Stock converted to Voting Common Stock                                   $      --   $       --   $     123

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Exhibit 13  (continued)                                                Page 246
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 .............................................................................
 Note 1
 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION    The consolidated financial statements
include the accounts of the Company and its subsidiaries. All significant intercompany accounts have been eliminated.
FISCAL YEAR    The Company's fiscal year ends on the Sunday nearest
December 31. The years ended December 31, 1995, January 1, 1995, and January 2, 1994, contained 52 weeks.
INVENTORIES    Substantially all components of textile inventories are
valued at the lower of cost or market using the last-in, first-out (LIFO)
method. Nontextile inventories are valued at the lower of average cost or market. If current replacement cost had been used for valuing financial statement inventories, that portion of the inventories based on the LIFO method would have been approximately $32,000,000 higher at December 31, 1995, and $30,000,000 higher at January 1, 1995. LIFO inventories valued for financial statement purposes exceed their income tax basis by approximately $83,000,000 at December 31, 1995, and January 1, 1995.
INVESTMENTS IN UNCONSOLIDATED AFFILIATES    Investments in unconsolidated
affiliated companies are accounted for by the equity method. The Company's equity in earnings/losses and currency translation adjustments are recorded on a one quarter delay basis.
OTHER ASSETS    Other assets consist primarily of the excess of cost over
net assets acquired and trade names, which are carried at cost less accumulated amortization. Costs are amortized using the straight-line method over the estimated useful lives of the related assets, not exceeding twenty years.
PROPERTY, PLANT AND EQUIPMENT    Property, plant and equipment is carried
at cost. The carrying value of these assets is reviewed on a routine basis or when circumstances occur which impact their value. Depreciation is computed by the straight-line method for financial reporting purposes over the following estimated useful lives:
 ................................................................................

Buildings                                      15-39 Years
Machinery and Equipment                        12-20 Years
Other                                           3-20 Years

CAPITAL STOCK REDEEMED    Redemption of capital stock is accounted for by
the par value method. Excess of redemption price over par value for Class A Preferred Stock is charged to retained earnings. Excess of purchase price over par value for common stock is charged to capital in excess of par applicable to common shares and to retained earnings thereafter.
DEFERRED INCOME TAXES    Deferred income taxes are provided on the
difference between the financial reporting and the income tax basis of assets and liabilities, principally inventories, and property, plant and equipment. Balance sheet classification of these deferred income taxes is based upon the classification of the related assets or liabilities that created the temporary differences and does not necessarily reflect the expected timing of the reversals.
ESTIMATES    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 .............................................................................
 Note 2
           SALE OF ACCOUNTS RECEIVABLES


The Company has an agreement with the subsidiary of a major financial institution which allows the sale without recourse of up to $50 million undivided interest in eligible trade receivables. This agreement is extendable to August 1997. The Company acts as an agent for the purchaser by performing record keeping and collection functions of receivables sold. The cost of receivables sold by the Company is the commercial paper rate plus 45 basis points calculated for the period of time from the sale of a receivable until its payment date. The resulting cost on the sale of receivables is included in cost of sales. Accounts receivable is shown net of $40 million sold at December 31, 1995, and net of $50 million sold at January 1, 1995, under this agreement. As a result of the sale of interest in these receivables, cash flows provided by operating activities include a decrease of $10 million for 1995, and an increase of $15 million and $11 million for 1994 and 1993, respectively.

Exhibit 13  (continued)                                                Page 247

 Note 3
           INVENTORY LIQUIDATIONS (AMOUNTS IN THOUSANDS)


During 1995, 1994 and 1993, certain inventory quantities were reduced, resulting in a liquidation of LIFO inventory layers carried at lower costs prevailing in prior years. The effect of these liquidations increased net earnings or decreased net losses by $513 in 1995, $218 in 1994 and $303 in 1993.

 ............................................................................
 Note 4
           INVESTMENTS IN UNCONSOLIDATED AFFILIATES


On June 25, 1993, the Company purchased a 20% ownership in Compania Industrial de Parras S.A., ("CIPSA"), the largest denim manufacturer in Mexico. Cost of the initial investment was approximately $24 million. In October 1995 and December 1994, CIPSA elected to increase capital through the sale of additional shares of capital stock, and the Company retained its 20% ownership level by additional investments of $5.7 million and $6.7 million, respectively. Through 1995 the Company accounted for this investment by the equity method.
  The summarized unaudited financial information of CIPSA (100% basis), as adjusted for purchase accounting, is set forth below:
 ................................................................................

                                       YEAR         YEAR
                                       ENDED        ENDED
                                     SEPT. 30,    SEPT. 30,
FINANCIAL INFORMATION                  1995         1994

(AMOUNTS IN THOUSANDS)
INCOME STATEMENT DATA
  Net sales                          $ 132,565    $  90,648
  Gross profit                           1,5831      17,025
  Net income (loss)                    (57,138)1      1,114
  Company's equity in net income
    (loss)                             (11,429)2        223


                                     SEPT. 30,    SEPT. 30,
(AMOUNTS IN THOUSANDS)                 1995         1994

BALANCE SHEET DATA
  Current assets                     $  76,619    $  70,310
  Noncurrent assets                     89,645      178,573
  Current liabilities                  109,451      109,409
  Noncurrent liabilities                34,019       30,242
  Net assets                            22,794      109,232
  Company's equity in net assets         4,558       21,847

1INCLUDES WRITE-OFF OF ACQUISITION GOODWILL OF $17,857.
2INCLUDES WRITE-OFF OF ACQUISITION GOODWILL OF $3,571.
  In December 1994, the Mexican government devalued the peso and allowed it to freely trade against the U.S. dollar resulting in a substantial decline in value of the peso versus the U.S. dollar. The peso continued to devalue versus the U.S. dollar in 1995 sending the Mexican economy into a severe recession. On September 30, 1995, the peso was trading at 6.38 pesos per U.S. dollar versus an exchange rate of approximately 3.45 prior to the devaluation. Due to the peso devaluation CIPSA recognized large foreign currency transaction losses related to debt denominated in U.S. dollars. In the fourth quarter of 1995 the peso continued to devalue and was trading at 7.69 pesos per U.S. dollar on December 31, 1995. Due to the continued devaluation of the peso and the deepening of the recession in the Mexican economy the Company accelerated the amortization of goodwill associated with its initial investment in CIPSA increasing its 1995 loss by $3.6 million. In 1995, based upon the above factors and the share price for the fourth quarter 1995 capital increase, the Company recognized an additional $7.3 million charge, reduced by a tax benefit of $3.0 million, to adjust its investment in CIPSA to expected net realizable value. Pursuant to a December 22, 1995 agreement the Company sold 1.5 million shares of CIPSA (approximately 10% of its holdings) for $.8 million in January 1996. Based upon the reduction in its ownership to 18% and certain other factors the Company will account for its investment in CIPSA by the cost method in future periods.
  The Company and CIPSA also formed a joint venture company, Parras Cone de Mexico, S.A. ("Parras Cone"), to build and operate a world-class denim manufacturing facility in Parras, Mexico. The partners invested a total of approximately $60 million, with each partner providing 50% of this investment. Parras Cone signed a credit agreement with a Mexican bank for approximately $63 million of debt financing. This debt is not guaranteed by Cone Mills Corporation or CIPSA. Construction on the facility was completed in 1995 and Parras Cone began production of denim in the fourth quarter of 1995.

Exhibit 13  (continued)                                                Page 248

 .............................................................................
 Note 5
           ACQUISITION


On December 2, 1994, the Company completed the closing of the acquisition of substantially all of the assets of M.P.M. Transportation, Inc., successor by merger with Golding Industries, Inc. Golding was merged into M.P.M. Transportation, Inc. as of the day immediately preceding the closing. Golding conducted a commission printing operation in Marion, South Carolina that was also known as the Raytex Division("Raytex"). Raytex prints primarily wide fabrics used in home furnishings, including comforters and bedspreads. The assets purchased consisted primarily of a printing plant and related real property, equipment, inventories and receivables.
  The acquisition was accounted for using the purchase method. The purchase price was approximately $63.6 million, consisting of cash in the amount of $57.6 million and assumption of net liabilities of $6.0 million. The excess of the purchase price over the fair value of net assets acquired was $19.7 million. The fair value of net assets acquired included other intangible assets of $14.4 million.
  Raytex's results of operations were included in the 1994 consolidated financial statements from date of acquisition.
 .............................................................................
 Note 6
           OTHER ASSETS

Other assets consist of the following:
 .....................................................................

(AMOUNTS IN THOUSANDS)                          1995         1994

Excess of cost over net assets acquired       $19,871      $19,863
Trade names                                    14,317       14,317
Other intangible assets                         8,010        6,838
                                              $42,198      $41,018
Less accumulated amortization                  (3,052)      (2,567)
  Net intangible assets                       $39,146      $38,451
Other assets                                    6,394          352
  Total other assets                          $45,540      $38,803

 ......................................................................
 Note 7
           NOTES PAYABLE

The Company's real estate subsidiary had unsecured notes payable outstanding of $8,875,000 at December 31, 1995 and $8,700,000 at January 1, 1995. Interest
rates for these notes were 7.875% for 1995 and 8.250% for 1994. These funds are borrowed pursuant to a $15,000,000 bank credit agreement with interest rates, at the borrower's option, of LIBOR plus 2% or the prime rate. The availability of funds under this credit agreement is based upon capital invested in real estate inventory. At January 1, 1995, the Company also had outstanding unsecured notes payable of $2,000,000 at an interest rate of 6.65%. Weighted average interest rates applicable to outstanding notes payable were 7.875% and 7.951% at December 31, 1995 and at January 1, 1995, respectively.

Exhibit 13  (continued)                                                Page 249

 Note 8
           SUNDRY ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Sundry accounts payable and accrued expenses consist of the following:
 ......................................................................


(AMOUNTS IN THOUSANDS)                           1995         1994

Accrued salaries, wages and commissions        $13,946      $14,414
Checks issued in excess of deposits             25,538       10,811
Other                                           25,316       14,656
                                               $64,800      $39,881
 .......................................................................
 Note 9
           LONG-TERM DEBT

Long-term debt consists of the following:
 ................................................................................


                                    DECEMBER 31, 1995
                                        CURRENT
(AMOUNTS IN THOUSANDS)         TOTAL    MATURITY   LONG-TERM

8% Senior Note               $ 75,000   $10,714    $ 64,286
Revolving Credit Agreement         --        --          --
8 1/8% Debentures              95,910        --      95,910
Capital Lease Obligation        1,455       336       1,119
Industrial Revenue Bonds          533       149         384
Other                             120        37          83
                             $173,018   $11,236    $161,782


                                     JANUARY 1, 1995
                                        CURRENT
(AMOUNTS IN THOUSANDS)         TOTAL    MATURITY   LONG-TERM

8% Senior Note               $ 75,000     $ --     $ 75,000
Revolving Credit Agreement     49,000       --       49,000
Capital Lease Obligation        1,610      155        1,455
Industrial Revenue Bonds          757      224          533
Other                             155       35          120
                             $126,522     $414     $126,108

  The Senior Note is a ten year $75 million 8% Promissory Note, dated August 13, 1992. Annual principal payments of $10.7 million begin August 1996 with the remaining principal amount due August 2002.
  The Revolving Credit Agreement, dated August 13, 1992, and extended by amendment to August 1997, provides for borrowings up to $80 million. Borrowings under this Agreement may be at floating rates, determined by either the prime rate, CD rate, or LIBOR, at the Company's option, plus a margin determined by the Company's capital structure or through a competitive bid. The Company had no borrowings under this Agreement at December 31, 1995. The total Revolving Credit Facility of $80 million remains available for future working capital requirements and represents unused funding capacity at December 31, 1995.
  These financing agreements contain certain covenants regarding the operations and financial condition of the Company. The Company was in compliance with all loan covenants on December 31, 1995.
  On March 15, 1995 the Company completed the sale of $100 million 8 1/8% Debentures through an underwritten public offering. The unsecured debentures are due March 15, 2005, and are not redeemable prior to maturity. Interest is payable semiannually each March 15 and September 15. Proceeds were used to repay all outstanding borrowings under the Revolving Credit Facility and for general corporate purposes. In early 1995, considering the uncertainty in the bond market,

Exhibit 13  (continued)                                                Page 250

the Company entered into an interest rate hedge contract to fix the interest rate on the debentures. The contract was terminated in conjunction with the pricing of the debentures at a cost of $4.3 million. Amortization of the loss on the interest rate hedge and original issue discount, both over a 10-year life, will result in an 8.57% effective rate for the issue.
  In December of 1994, the Company assumed a capital lease obligation of $1.6 million in connection with the acquisition of substantially all of the assets of Golding Industries, Inc. Golding entered into this lease in June of 1994 with a lease term of five years and an effective interest rate of 10.27%. Equipment with a net book value of $3.4 million secures the lease and is included in property, plant and equipment. Aggregate future minimum lease payments of $1.8 million consist of the present value of minimum payments of $1.5 million and interest expense of $.3 million. Future minimum capital lease payments are:
1996, $472,000; 1997, $472,000; 1998, $472,000; and 1999, $355,000.
  The Company's industrial revenue bond obligations are at interest rates ranging from 70% to 84% of prime rate and have maturities through 1999.
  The Company also has a long-term obligation of $120,000 at 7% per annum with maturities through 1998.
  Annual maturities of long-term debt, excluding the capital lease obligation, for each of the next five fiscal years are:
 .........................................................................

1996                                          $10,900,000
1997                                           10,878,000
1998                                           10,881,000
1999                                           10,850,000
2000                                           10,714,000


 .........................................................................
 Note 10
           RETIREMENT PLANS


The Company maintains noncontributory defined benefit pension plans covering substantially all employees. The plan covering salaried employees provides pension benefits based on years of service and average compensation for the highest five consecutive years during the last ten years of service. Plans covering hourly employees and long distance drivers provide benefits based on compensation for each year of service. Pension expense related to these plans was $5,157,000 in 1995, $4,100,000 in 1994, and $2,445,000 in 1993. The
Company's funding policy is to make annual contributions of amounts that are deductible for income tax purposes. Assets of the pension plans are primarily invested in fixed income securities consisting of bond funds and short-term money market or cash equivalent funds.
  Net periodic pension costs for 1995, 1994, and 1993 included the following components:
 ................................................................................

(AMOUNTS IN THOUSANDS)         1995        1994        1993

Service cost, benefits
  earned during period       $ 2,748      $2,144      $1,284
Interest cost on projected
  benefit obligation           2,552       1,752       1,180
Actual loss (return) on
  assets                      (2,174)         93        (571)
Net amortization and
  deferral                     2,031         111         552
                             $ 5,157      $4,100      $2,445

 Assumptions used in determining the periodic pension cost of the pension plans are as follows:
 ...................................................................

(AMOUNTS IN THOUSANDS)             1995       1994       1993

Discount rate                       8.0%       7.5%       8.5%
Average rate of increase in
  compensation levels               5.0        4.0        4.0
Expected long-term rate of
  return on assets                  9.0        8.5        9.0

Exhibit 13  (continued)                                                Page 251

recognized in the Company's consolidated balance sheets at December 31, 1995 and January 1, 1995:
 .............................................................................

                                                                             1995                            1994
                                                                     ASSETS      ACCUMULATED         ASSETS      ACCUMULATED
                                                                     EXCEED       BENEFITS           EXCEED       BENEFITS
                                                                   ACCUMULATED     EXCEED          ACCUMULATED     EXCEED
(AMOUNTS IN THOUSANDS)                                              BENEFITS       ASSETS           BENEFITS       ASSETS
Actuarial present value of accumulated benefit obligation --vested
  portion                                                           $  24,190      $ 4,271          $   9,449      $ 4,511
Actuarial present value of accumulated benefit
  obligation -- nonvested portion                                       2,466           62              1,261          174
Accumulated benefit obligation -- total                                26,656        4,333             10,710        4,685
Additional amounts related to projected compensation levels            14,944        1,354             12,202        1,068
Total actuarial projected benefit obligation for service rendered
  to date                                                              41,600        5,687             22,912        5,753
Less: Plan assets at fair value                                        28,387           --             11,624        1,749
Projected benefit obligation in excess of plan assets                 (13,213)      (5,687)           (11,288)      (4,004)
Unrecognized net actuarial loss, difference in assumptions and
  actual experience                                                    25,161        2,497             15,067        1,111
Unrecognized prior service cost (income)                                 (963)         508             (1,164)         651
Initial unrecognized net liability at date of adoption, being
  recognized over 14-16 years                                             397          566                364          752
Adjustment to recognize minimum liability through recording an
  intangible asset                                                         --       (2,217)                --       (1,446)
Pension related assets (liabilities) included in the consolidated
  balance sheets                                                    $  11,382      $(4,333)         $   2,979      $(2,936)

 Assumptions used in determining the funded status of the pension plans (shown above) are as follows:
 ................................................................................


                                                1995         1994

Discount rate                                    7.0%         8.0%
Average rate of increase in compensation
  levels                                         5.0          5.0

 Listed below are the Company's five defined contribution plans which cover substantially all employees.
1. THE 1983 EMPLOYEE STOCK OWNERSHIP PLAN ("ESOP")
2. THE SUPPLEMENTAL RETIREMENT PLAN ("SRP")
3. THE SUPPLEMENTAL RETIREMENT PLAN -- HOURLY
   ("SRP HOURLY")
4. THE EMPLOYEE EQUITY PLAN ("EEP")
5. THE EMPLOYEE EQUITY PLAN -- HOURLY ("EEP HOURLY")
  The Company discontinued contributions to the ESOP after 1992. The ESOP is subject to a floor offset arrangement in conjunction with the Company's defined benefit plans with respect to pension benefits earned for service after 1983. Under the floor offset arrangement, retirement benefits earned after 1983 under the Company's three defined benefit pension plans are offset by the actuarial equivalent pension value of a portion of participants' ESOP accounts.
  The 401(k) Program consists of the EEP, EEP Hourly, SRP and the SRP Hourly plans. Participants of the Program may contribute from 2% to 15% of their annual compensation to their respective SRP or to their respective EEP, or their contributions may be divided between the two plans. The Company makes matching cash contributions of 25% to both SRP plans, and 50% to both EEP plans. The Company does not match employee contributions in excess of 6% of the employee's annual compensation.
  Expenses for the defined contribution plans are shown below:
 ................................................................................

(AMOUNTS IN THOUSANDS)         1995     1994      1993

EEP (combined)               $ 1,197  $ 1,090   $   544
SRP (combined)                   712      630       631

Exhibit 13  (continued)                                                Page 252

 ............................................................................
 Note 11
           POSTRETIREMENT BENEFITS OTHER THAN PENSIONS


The Company provides postretirement health care benefits to certain retired employees between the ages of 55 and 65. These employees become eligible for postretirement health care benefits if they retire after age 55 and have completed 15 years of service. The plan is contributory, with retiree contributions and plan design adjusted annually to reflect changes in health care costs. The Company funds a portion of the actual health care costs.
  The Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," ("FAS 106"), as of the beginning of the 1993 fiscal year. FAS 106 requires accrual of the cost of providing postretirement benefits during the employees' active service periods. The Company's accumulated postretirement benefit obligation ("APBO") at the time of adoption was
$4,598,000 and is being amortized to expense over a 20-year transition period. Prior to 1993, the Company recognized retiree health care expense when the benefits were paid. The effect of the change in accounting policy was to reduce net income for 1993 by $405,000.
  The periodic expense for postretirement benefits included the following components:
 ................................................................................

(AMOUNTS IN THOUSANDS)               1995       1994      1993

Service cost for benefits
  earned during the year           $  132     $  113    $  188
Interest cost on accumulated
  benefit obligation                  244        197       379
Amortization of the
  unrecognized net gain              (101)      (130)       --
Amortization of transition
  obligation                          230        230       230
  Total expense                    $  505     $  410    $  797

 The actuarial and recorded liabilities for postretirement benefits, none of which have been funded, are as follows:
 ............................................................................

(AMOUNTS IN THOUSANDS)                     1995      1994

Accumulated postretirement benefit
  obligation:
  Retirees                               $   575   $   571
  Fully eligible active plan
    participants                           1,274       703
  Other active plan participants           2,001     1,466
    Total                                  3,850     2,740
Plus unrecognized gain                     1,007     2,149
Less unrecognized transition obligation    3,908     4,138
  Accrued postretirement benefit cost    $   949   $   751

 For measurement purposes, a 12% annual rate of increase in per capita health care costs of covered benefits was assumed for 1996, with such rate of increase gradually declining to 5.5% in 2003. Increasing the assumed health care cost trend rate by 1 percentage point would increase the accumulated postretirement benefit obligation at December 31, 1995 by $475,000 and increase net periodic postretirement benefit expense by approximately $54,000 in 1995. The accumulated postretirement benefit obligation was computed using an assumed discount rate of 7% for 1995 and 8% for 1994.

 ...............................................................................
 Note 12
           POSTEMPLOYMENT BENEFITS

The Company provides health care benefits (in excess of Medicare) and life insurance benefits for certain disabled employees and health care continuation coverage for former employees as mandated by law. Presently, the Company pays a portion of the actual costs of these benefits.
  The Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits", as of the beginning of the 1994 fiscal year. This statement requires an accrual method of recognizing postemployment benefits rather than recording an expense when paid. The cumulative effect of this accounting change, included in first quarter 1994 earnings, resulted in a one-time charge to income of $2,000,000 and a reduction in net income of $1,228,000. Additional annual expenses resulting from the implementation of this accounting statement were insignificant.

Exhibit 13  (continued)                                                Page 253

 Note 13
           INCOME TAXES


The following tables present the provision for income taxes, the components of income tax expense from continuing operations,a reconciliation of the statutory U.S. income tax rate to the effective income tax rate, and the components and items comprising net deferred income tax liability.
 ................................................................................

PROVISION (CREDIT) FOR INCOME TAXES
(IN THOUSANDS)                                                                   1995      1994      1993
Continuing operations before equity in losses in unconsolidated affiliates   $  7,306   $ 19,764  $ 29,884
Equity in losses in unconsolidated affiliates                                  (2,992)        --        --
Subtotal -- Provision for income taxes on continuing operations                 4,314     19,764    29,884
Discontinued operations                                                            --        276        --
Cumulative effect of accounting change                                             --       (772)       --
Stockholders' equity, currency translation adjustment                          (3,630)    (1,002)       --
Total provision for income taxes                                             $    684   $ 18,266  $ 29,884

 ........................................................................

COMPONENTS OF INCOME TAX PROVISION FROM CONTINUING OPERATIONS
                                             1995                             1994                              1993
(IN THOUSANDS)                  CURRENT    DEFERRED    TOTAL     CURRENT    DEFERRED     TOTAL     CURRENT    DEFERRED     TOTAL
Federal                         $2,271      $1,417     $3,688    $15,928     $1,145     $17,073    $22,303     $3,470     $25,773
State, local and foreign           206         420        626      2,350        341       2,691      3,810        301       4,111
  Total income tax provision    $2,477      $1,837     $4,314    $18,278     $1,486     $19,764    $26,113     $3,771     $29,884

 .........................................................................

RECONCILIATION OF INCOME TAX PROVISION FROM CONTINUING
OPERATIONS
(IN THOUSANDS)                1995       1994       1993
Statutory U.S. tax         $    370  $  19,431  $  27,820
State income taxes, net
  of federal benefit            407      1,749      2,672
Tax benefit from foreign
  sales corporation          (1,210)    (1,262)    (1,542)
Equity in losses in
  unconsolidated
  affiliates considered
  permanent in duration       4,387         --         --
Nondeductible meals and
  entertainment expenses        189        175         71
Company owned life
  insurance                    (178)        (8)       (73)
Impact on deferred taxes
  from federal tax rate
  increase                       --         --      1,650
Other                           349       (321)      (714)
Total income tax
  provision                $  4,314  $  19,764  $  29,884

 ................................................................................

COMPONENTS OF NET DEFERRED
INCOME TAX LIABILITY
(IN THOUSANDS)              1995       1994       1993
Deferred income tax
  liabilities           $  83,231  $  75,391  $  75,160
Deferred income tax
  assets                  (16,457)   (10,454)   (11,213)
Net deferred income
  tax liability         $  66,774  $  64,937  $  63,947

 ................................................................................

ITEMS COMPRISING NET DEFERRED
INCOME TAX LIABILITY
(IN THOUSANDS)                1995      1994      1993
Property, plant &
equipment -- principally
  depreciation             $ 41,348  $ 38,804  $ 37,538
Alternative minimum tax      (3,825)       --        --
Inventories                  31,979    32,313    32,853
Other -- net                 (2,728)   (6,180)   (6,444)
Net deferred income tax
  liability                $ 66,774  $ 64,937  $ 63,947

Exhibit 13  (continued)                                                Page 254

 ............................................................................
 Note 14
           CAPITAL STOCK

All Class A Preferred Stock is held by the Cone Mills Corporation 1983 ESOP except shares held by former participants who elected to receive shares in a distribution of account balances. Class A Preferred Stock is nonvoting, except as otherwise required by law, and is senior in dividend preference to all other classes of capital stock. Class A Preferred Stock has a liquidation preference senior to all other classes of capital stock of $100 per share plus accrued and unpaid dividends.
  Holders of Class A Preferred Stock are entitled to receive dividends on the 31st day of March of each year from funds legally available therefor when, as and if declared by the Board of Directors. The dividend rate is established on March 31 for the succeeding dividend period and is determined by an independent investment bank or appraisal firm selected by the Board of Directors, subject to confirmation by the ESOP trustee. The dividend rate is determined annually and is that rate required to make the fair market value of Class A Preferred Stock equal to its original par value. The dividend rate cannot exceed 13% per annum or be less than 7% per annum. Dividends on Class A Preferred Stock are cumulative, but accumulated dividends do not bear interest. Dividend rates for Class A Preferred Stock were 7.5% for 1996, 7.0% for 1995, and 7.0% for 1994.
  Dividends on the Class A Preferred Stock are, at the option of the Board of Directors, paid in cash or by delivery of shares of the Company's Class A Preferred Stock, Common Stock or by delivery of other "qualifying employer securities" of the Company as that term is used, on the date of such delivery, in Section 407 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (or the corresponding section of any future law) or by a combination of the foregoing; provided, however, that on the date of delivery the fair market value of any stock or qualifying employer securities used to pay dividends shall be equal to or greater than the amount of dividends paid therewith. All dividends paid to date on the Class A Preferred Stock have been paid in additional shares of Class A Preferred Stock or cash.
  Class A Preferred Stock held by the 1983 ESOP may be redeemed, in whole or in part, at the option of the Company by a vote of the Board of Directors, at a price equal to the greater of $100 per share or the fair market value thereof, plus dividends accrued and unpaid thereon to the date fixed for redemption. The redemption price shall be paid in cash or by delivery of shares of the Company's Class A Preferred Stock, Common Stock or by delivery of other qualifying employer securities or a combination of the foregoing, at the Company's option; provided, however, that on the date of delivery the fair market value of any stock or other qualifying employer securities used to pay the redemption price shall be equal to or greater than the redemption price (or portion thereof) paid therewith. The fair market value of Class A Preferred Stock was determined to be $100.19 per share at December 31, 1995.
  Purchases of Class A Preferred Stock by the ESOP may be necessary to provide all or part of the pension due under the Company's defined benefit plans pursuant to the floor offset arrangement in connection with the ESOP and to make distributions due to retired or terminated employees. The ESOP is obligated to purchase shares of Class A Preferred Stock from participants and former participants of these plans in accordance with the terms and conditions of the plans, the trust agreements and liquidity agreements thereunder. To the extent the ESOP has insufficient liquidity to make these purchases, it may require the Company to repurchase shares of Class A Preferred Stock. It is within the control of the Company to satisfy the liquidity needs of the ESOP through cash contributions, cash dividends or optional repurchases of the Class A Preferred Stock.
  The Company is authorized to issue Class B Preferred Stock but it has no Class B Preferred Stock outstanding nor does it have present plans to issue such shares. The Restated Articles of Incorporation provide that the Board of Directors may determine the preferences, limitations and relative rights of the Class B Preferred Stock, including voting rights, which could adversely affect the voting rights of holders of Common

Exhibit 13  (continued)                                                Page 255

Stock. Any Class B Preferred Stock which is authorized and issued shall be junior to Class A Preferred Stock in accordance with the terms of the Restated Articles of Incorporation.
  Holders of Common Stock are entitled ratably, share for share, to dividends, when, as and if declared by the Board of Directors, out of funds legally available therefor. Common Stock is junior to Class A Preferred Stock with respect to dividend preference and may be junior to Class B Preferred Stock depending upon the relative preferences, limitations and relative rights the Board of Directors may determine upon issuance of such Class B Preferred Stock.
  The Common Stock is junior in liquidation preference to the Class A Preferred Stock and may be junior to the Class B Preferred Stock depending upon the relative preferences, limitations and rights the Board of Directors may establish upon issuance of Class B Preferred Stock. After payment in liquidation has been made to the senior capital stock, the remaining assets of the Company would be distributed pro rata among the holders of Common Stock equally on a per share basis. Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of holders of Common Stock.
 ............................................................................
 Note 15
           STOCK OPTION PLAN

The Company's 1984 Stock Option Plan provides for the granting of options to purchase 5,000,000 shares of Common Stock; such options may be incentive stock options or nonqualified stock options. All of the options granted have been nonqualified stock options with a term of ten years, and such grants included income tax reimbursement in accordance with the terms of the plan. Options are exercisable on a cumulative basis, at a rate of 20% per year beginning in the year of grant. No additional grants will be made under the 1984 Plan.
  The Company has in effect the 1992 Stock Option Plan that permits the granting of options to purchase up to 2,000,000 shares of Common Stock. Such options may be incentive stock options or nonqualified stock options.
  The 1993 and 1994 option grants have a term of ten years and an exercise price equal to the market price of the Company's common stock on the date of grant. Options granted in 1993 are incentive stock options and options granted in 1994 are nonqualified stock options with a tax reimbursement feature. The options are exercisable on a cumulative basis, at a rate of 20% in each twelve month period, beginning six months after the date of grant; however, the 1994 options provide that no more than fifty percent (50%) of the shares granted can be exercised in any one calendar year.
  The Company has in effect the 1994 Stock Option Plan for non-employee directors which allows the grant of options to purchase an aggregate of 100,000 shares of Common Stock. A grant of 1,000 shares is issued on the fifth business day after each annual meeting to each of the non-employee directors. The option price is the last reported sale price on the New York Stock Exchange composite tape on the date of grant. Options granted under the Plan are nonqualified stock option grants with a term of seven years.
  The Company applies Accounting Principles Board Opinion Number 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in

Exhibit 13  (continued)                                                Page 256

accounting for these plans which requires compensation expense for the Company's options to be recognized only if the market price of the underlying stock exceeds the exercise price on the date of grant. Accordingly, the Company has not recognized compensation expense for its options granted in 1995, 1994, and 1993. Statement of Financial Accounting Standards Number 123, "Accounting for Stock-Based Compensation," ("FAS 123") issued in October 1995, requires pro forma disclosures for option grants made after December 31, 1994, when accounting for stock-based compensation plans in accordance with APB 25. The pro forma effects on net income and earnings per share of applying FAS 123 during 1995 are insignificant.
  A reconciliation of the Company's stock option activity, and related information, for the years ended December 31 follows:
 ................................................................................

                                         1993        EXERCISE            1994         EXERCISE            1995         EXERCISE
                                        NUMBER        PRICE             NUMBER         PRICE             NUMBER         PRICE
                                          OF         WEIGHTED             OF          WEIGHTED             OF          WEIGHTED
                                        OPTIONS      AVERAGE            OPTIONS       AVERAGE            OPTIONS       AVERAGE
Outstanding -- beginning of year        302,000       $ 5.71             699,000       $12.86           1,086,000       $12.66
Granted                                 500,000        15.63             416,000        12.01               7,000        11.63
Exercised                              (100,000)        5.35             (21,000)        5.49              (4,000)        6.50
Forfeited                                (3,000)        5.25              (8,000)       15.63             (42,000)       15.63
Outstanding -- end of year              699,000       $12.86           1,086,000       $12.66           1,047,000       $12.55
Exercisable at end of year              218,150                          326,900                          512,050

 The following table summarizes information about stock options outstanding at December 31, 1995:
 ................................................................................

               NUMBER            NUMBER
EXERCISE     OUTSTANDING       EXERCISABLE       EXPIRATION
 PRICE       AT 12/31/95       AT 12/31/95          DATE
$  5.250         78,200           78,200            June, 1999
$  6.500         95,800           68,850        February, 2002
$ 11.625          7,000            7,000             May, 2002
$ 12.000        410,000           82,000        November, 2004
$ 12.875          6,000            6,000             May, 2001
$ 15.625        450,000          270,000        February, 2003
              1,047,000          512,050

 ...........................................................................
 Note 16
           LEASES AND COMMITMENTS

The Company has various leases accounted for as operating leases. Rent expense was $6,024,000, $5,132,000 and $5,053,000 for 1995, 1994, and 1993,
respectively. Future minimum rental payments required under lease agreements are $4,823,000 for 1996, $4,011,000 for 1997, $3,033,000 for 1998, $2,401,000 for
1999, $1,130,000 for 2000 and thereafter $759,000. Aggregate future minimum rental payments total $16,157,000. Commitments for improvements of and additions to property, plant and equipment were approximately $641,000 at December 31, 1995.

Exhibit 13  (continued)                                                Page 257

 Note 17
           EARNINGS PER SHARE


 ............................................................

                                                    1995                          1994                          1993
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE                   FULLY                         FULLY                         FULLY
  DATA)                                     PRIMARY      DILUTED          PRIMARY      DILUTED          PRIMARY      DILUTED
Income (loss) from continuing operations    $(3,256)     $(3,256)         $35,752      $35,752          $49,603      $49,603
  Less: Class A Preferred dividends          (2,832)      (2,832)          (2,688)      (2,688)          (2,795)      (2,795)
Adjusted income (loss) from continuing
  operations                                 (6,088)      (6,088)          33,064       33,064           46,808       46,808
Gain on disposal -- discontinued
  operations                                     --           --              439          439               --           --
Adjusted income (loss) before cumulative
  effect of accounting change                (6,088)      (6,088)          33,503       33,503           46,808       46,808
Cumulative effect of accounting change           --           --           (1,228)      (1,228)              --           --
Adjusted net income (loss)                  $(6,088)     $(6,088)         $32,275      $32,275          $46,808      $46,808
Weighted average common shares
  outstanding                                27,380       27,380           27,728       27,728           27,694       27,694
Common share equivalents from assumed
  exercise of outstanding options, less
  shares assumed repurchased                     --           --              106          106              192          200
Weighted average common shares and common
  share equivalents outstanding              27,380       27,380           27,834       27,834           27,886       27,894
Earnings (loss) per common share and
  common share equivalent:
  Income (loss) from continuing
    operations                              $ (0.22)     $ (0.22)         $  1.19      $  1.19          $  1.68      $  1.68
  Income (loss) before cumulative effect
    of accounting change                    $ (0.22)     $ (0.22)         $  1.20      $  1.20          $  1.68      $  1.68
  Cumulative effect of accounting change         --           --             (.04)        (.04)              --           --
  Net income (loss)                         $ (0.22)     $ (0.22)         $  1.16      $  1.16          $  1.68      $  1.68

 Primary and fully diluted earnings per share have been computed by dividing the net earnings (loss) available to common stockholders by the sum of the weighted average common shares and common share equivalents outstanding for 1994 and 1993. Common stock equivalents have been excluded for 1995 since they would be antidilutive.
 ..........................................................................
 Note 18
           SEGMENT INFORMATION AND MAJOR CUSTOMERS

The Company operates in two major segments within the textile industry: Apparel Fabrics and Home Furnishings. The Company designs, manufactures and markets Apparel Fabrics including denim in various styles, finishes and weights, yarn-dyed and chamois flannel shirting fabrics, printed fabrics and synthetic sportswear fabrics. The Home Furnishings segment consists of the design and distribution of decorative fabrics for the home furnishings industry and decorative fabrics commission dyeing, printing and finishing services. This segment also includes polyurethane foam products, batting, cushions, carpet padding, and the distribution of furniture hardware. For reporting purposes, real estate operations are included in the Home Furnishings segment.
  The Company sells its products worldwide and presently has no foreign operations. Sales to unaffiliated foreign customers, principally in Europe, were 19.8% of sales in 1995, 17.6% in 1994 and 17.2% in 1993. Cone has one unaffiliated customer which accounted for more than 10% of consolidated sales from the Apparel Fabrics segment. Sales to this customer, as a percentage of sales from continuing operations, were 39.1% in 1995, 33.9% in 1994, and 35.3% in 1993. At January 1, 1995, this customer had an outstanding accounts receivable balance with the Company of approximately $24.7 million. The Company has not incurred any losses in past years related to this customer's accounts receivable.

Exhibit 13  (continued)                                                Page 258

  Operating profit for each segment is total revenue less operating expenses applicable to that segment. General corporate expenses, interest, income taxes, equity in earnings/losses of unconsolidated affiliates, gains from discontinued operations and cumulative effect of accounting changes are not included in segment operating income. General corporate expenses include certain executive officers' salaries, legal expenses, bank fees and charitable contributions. Intersegment sales and transfers are considered insignificant. Corporate assets include cash, administrative facilities, deferred charges, and miscellaneous receivables.
SEGMENT INFORMATION
The Company operates in two major industry segments: products for apparel and home furnishings. Sales, operating income, identifiable assets, depreciation and amortization and capital expenditures for these segments are as follows:
 ................................................................................

(AMOUNTS IN THOUSANDS)                                                       1995              1994              1993
Sales
  Apparel                                                                 $700,147          $600,477          $575,800
  Home Furnishings                                                         210,070           205,690           193,430
    Total                                                                 $910,217          $806,167          $769,230
Operating Income (Loss)
  Apparel                                                                 $ 39,928          $ 47,498          $ 68,828
  Home Furnishings                                                            (615)           18,970            19,470
                                                                            39,313            66,468            88,298
General corporate expenses                                                   3,889             3,865             2,699
Interest expense -- net                                                     14,518             7,310             6,429
                                                                            18,407            11,175             9,128
Income from Continuing Operations before Income Taxes and Equity in
  Earnings (Loss) of Unconsolidated Affiliates                            $ 20,906          $ 55,293          $ 79,170
Operating Margin
  Apparel                                                                      5.7%              7.9%             12.0%
  Home Furnishings                                                            (0.3)              9.2              10.1
    Total                                                                      4.3%              8.2%             11.5%
Identifiable Assets
  Apparel                                                                 $311,917          $289,929          $269,412
  Home Furnishings                                                         203,689           182,510           113,780
  Corporate                                                                 31,034            17,344            16,227
  Investments in Unconsolidated Affiliates                                  37,680            34,294            26,420
  Discontinued Operations                                                       --                --             5,772
    Total                                                                 $584,320          $524,077          $431,611
Depreciation and Amortization
  Apparel                                                                 $ 19,691          $ 17,964          $ 16,561
  Home Furnishings                                                           9,330             4,523             3,451
  Corporate                                                                  2,352             1,559             1,423
    Total                                                                 $ 31,373          $ 24,046          $ 21,435
Capital Expenditures
  Apparel                                                                 $ 33,904          $ 25,234          $ 28,083
  Home Furnishings                                                          21,660             9,077             8,927
  Corporate                                                                  6,098             3,183             1,702
    Total                                                                 $ 61,662          $ 37,494          $ 38,712

 ...........................................................................
 Note 19
           DISCONTINUED OPERATIONS

On January 4, 1994, the Company completed the sale of all remaining assets identified with discontinued operations. Proceeds from this sale of inventories were $3,500,000 and resulted in net income of $439,000. This transaction concluded the Company's 1991 Plan for Discontinued Operations.

Exhibit 13  (continued)                                                Page 259

 Note 20

     DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS


The Company utilizes derivative financial instruments to manage risks associated with changes in cotton prices, foreign exchange rates and interest rates. The Company does not use derivative financial instruments for trading purposes.
  The Company enters into options and futures contracts to manage the risk of cotton price fluctuations. The Company hedges both committed and anticipated transactions. At December 31, 1995, the Company held less than $400 thousand of cotton futures and options and at January 1, 1995, no cotton futures and options were held. Gains and losses on these hedges are deferred and matched to inventory purchases and credited or charged to cost of sales as such inventory is sold. For 1995, gains of $1.3 million were credited to cost of sales and in 1994 and 1993 losses charged to cost of sales were less than $40,000 per year.
  The Company enters foreign exchange contracts to hedge transactions denominated in foreign currencies related to export sales and machinery purchases. The fair value of these contracts is estimated using the end of year exchange rates. At December 31, 1995, the Company had outstanding foreign exchange contracts of $947,000 with a fair value of $964,000. At January 1,
1995, outstanding foreign exchange contracts aggregated $1,680,000 with a fair value of $1,669,000.
  The carrying value of short-term financial instruments approximates fair value due to the short maturity of those instruments.
  The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities.
  The carrying amount and estimated fair value of the Company's debt instruments at December 31, 1995, and January 1, 1995 are as follows:
 ................................................................................

                                                                              1995                            1994
                                                                     CARRYING       FAIR             CARRYING       FAIR
(AMOUNTS IN THOUSANDS)                                                AMOUNT        VALUE             AMOUNT        VALUE
Foreign Exchange Contracts                                           $   947       $    964          $  1,680      $ 1,669
Notes Payable                                                          8,875          8,875            10,700       10,700
Long Term Debt:
  8% Senior Note                                                      75,000         79,575            75,000       73,374
  Revolving Credit Agreement                                              --             --            49,000       49,000
  8 1/8% Debentures                                                   95,910        110,625                --           --
  Other long-term debt                                                 2,108          2,108             2,522        2,522

 ...........................................................................
 Note 21
           TRANSACTIONS WITH AFFILIATED COMPANIES

The Company had various transactions in the normal course of business with its unconsolidated affiliated companies during 1995. The Company purchased $44.8 million in finished goods from CIPSA and sold $1.7 million of finished goods to CIPSA in 1995. In addition, for 1995 the Company had proceeds of $1.0 million from the sale of used textile manufacturing equipment to CIPSA. The Company did not have significant sales or purchases with CIPSA in 1994.
  Parras Cone began production of denim during the fourth quarter of 1995. Therefore, purchases from this affiliate were not significant in 1995.

 ............................................................................
 Note 22
           SUBSEQUENT EVENT

On January 22, 1996, the Company completed the sale of its Olympic Products Division to British Vita PLC. The Company sold all inventory and substantially all of the property, plant and equipment of this division and will collect the trade accounts receivable as they become due. Proceeds, including the collection of receivables, in excess of $50 million will be realized from the sale of this division. The gain from disposal of this division will be recognized in the Company's first quarter 1996 financial statements.
  Sales revenues of the Olympic Product Division for 1995 were $94.7 million.

Exhibit 13  (continued)                                                Page 260
 ..........................................................................
 Note 23
           QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for years 1995 and 1994:
 ................................................................................

                                                                                        QUARTERS ENDED
                                                                        APR. 2,       JUL. 2,       OCT. 1,      DEC. 31,
(IN THOUSANDS, EXCEPT PER SHARE)                                         1995          1995          1995          1995
Net sales                                                             $226,205      $232,952      $231,699      $219,361
Gross profit1                                                           33,056        34,446        33,863        23,620
Income (loss) from operations                                           12,229        12,496        11,788        (1,089)
Equity in earnings (loss) of unconsolidated affiliates                  (2,515)       (6,423)          683        (8,601)
Net income (loss)                                                     $  3,634      $   (872)     $  5,866      $(11,884)
Per share data (fully diluted):
  Net income (loss)                                                   $    .11      $   (.06)     $    .19      $   (.46)
Weighted average shares outstanding                                     27,465        27,380        27,530        27,380
Common stock prices*
  High                                                                  12 1/4        13 1/2        14 3/8        13 1/4
  Low                                                                   10 5/8            11        12 1/2        10 3/4

                                                                                         QUARTERS ENDED
                                                                        APR. 3,       JUL. 3,       OCT. 2,       JAN. 1,
(IN THOUSANDS, EXCEPT PER SHARE)                                         1994          1994          1994          1995
Net sales                                                              $195,919      $201,662      $203,475      $205,111
Gross profit 1                                                           36,536        36,232        33,722        33,936
Income from operations                                                   17,583        16,905        14,790        13,325
Equity in earnings (loss) of unconsolidated affiliates                       99           222            --           (98)
Income before cumulative effect of accounting change                     10,464         9,847         8,559         7,321
Net income                                                             $  9,236      $  9,847      $  8,559      $  7,321
Per share data (fully diluted):
  Income before cumulative effect of accounting change                 $    .35      $    .33      $    .28      $    .24
  Net income                                                           $    .31      $    .33      $    .28      $    .24
Weighted average shares outstanding                                      27,866        27,858        27,853        27,760
Common stock prices*
  High                                                                   17 1/4        14 5/8        14 7/8        13 1/2
  Low                                                                    13 1/2            12        12 3/8        11 1/8
The number of holders of record of the Company's Common Stock as of
  March 1, 1996 was 511.

*NEW YORK STOCK EXCHANGE COMPOSITE TAPE.
1 NET SALES LESS COST OF SALES AND DEPRECIATION.
  No dividends have been declared on Common Stock since 1984 and the Company anticipates that its earnings for the foreseeable future will be retained for use in its business and to finance growth. Payment of cash dividends in the future will depend upon the Company's financial condition, results of operations, current and anticipated capital requirements, and other factors deemed relevant by the Company's Board of Directors.
  In the fourth quarter of 1995 the Company recorded a $10.9 million pre-tax charge related to its investment in CIPSA for the write-off of acquisition goodwill and the write-down of the investment to expected net realizable value. In addition, the Company recorded a $2.5 million and a $1.2 million provision to writedown its former corporate headquarters site and certain manufacturing equipment to their realizable value, respectively. The net effect of these charges was to increase fourth quarter loss by $10.2 million ($.37 per share).

Exhibit 13  (continued)                                                Page 261
 .....................................................................
STATEMENT OF RESPONSIBILITY FOR FINANCIAL STATEMENTS
The management of Cone Mills is responsible for the preparation and integrity of the Company's published financial statements. The financial statements have been prepared in accordance with generally accepted accounting principles and include management's best estimates and judgment. Management has also prepared the other information contained in this report and is responsible for its accuracy and consistency with the financial statements.
     The Company maintains a system of internal control over financial reporting, which is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation of reliable published financial statements. The system includes a code of conduct to foster a strong ethical climate, established policies and procedures, internal audit processes, and the employment of qualified personnel. The Company has established formal criteria against which the internal control system is measured and as of December 31, 1995, the Company was in compliance with these criteria.
     The Board of Directors, assisted by its Audit Committee which is composed entirely of directors who are not officers or employees of the Company, provides oversight to the financial reporting process. The Committee meets regularly with management, internal auditors and independent certified accountants to review the scope and findings of audits, financial reporting issues and the adequacy of the internal control system. To assure complete independence, representatives of McGladrey & Pullen, LLP, Certified Public Accountants and Consultants, approved by the shareholders, have free access to the Audit Committee with or without the presence of management.

(Signature of J. Patrick Danahy)         (Signature of John L. Bakane)            (Signature of J.D. Holder)
J. Patrick Danahy                        John L. Bakane                           J.D. Holder
PRESIDENT AND                            EXECUTIVE VICE PRESIDENT AND             CONTROLLER
CHIEF EXECUTIVE OFFICER                  CHIEF FINANCIAL OFFICER

 .......................................................................
INDEPENDENT AUDITOR'S REPORT
To the Board of Directors
Cone Mills Corporation
Greensboro, North Carolina
We have audited the accompanying consolidated balance sheets of Cone Mills Corporation and subsidiaries as of December 31, 1995 and January 1, 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by man-agement, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cone Mills Corporation and subsidiaries as of December 31, 1995 and
January 1, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.
  As described in Note 12 to the consolidated financial statements, on January 3, 1994 the Company changed its method of accounting for postemployment benefits.

(Signature of Mc Gladrey & Pullen, LLP)
McGladrey & Pullen, LLP

Greensboro, North Carolina
February 14, 1996

Exhibit 13  (continued)                                                Page 262

  HISTORICAL FINANCIAL REVIEW

(DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)
 ........................................................................

                                                                 1995         1994         1993         1992         1991

 ........................................................................

SUMMARY OF OPERATIONS
  Net Sales                                                  $   910.2    $   806.2    $   769.2    $   705.4    $   633.0
     Cost of Sales                                               757.0        642.5        589.3        540.8        523.5
     Depreciation                                                 28.2         23.3         21.0         18.5         17.1
       Subtotal                                                  785.2        665.8        610.3        559.3        540.6
  Gross Profit                                                   125.0        140.4        158.9        146.1         92.4
     Selling and Administrative                                   89.6         77.8         73.3         67.6         56.8
     Restructuring Charge                                           --           --           --           --          0.8
  Income from Operations                                          35.4         62.6         85.6         78.5         34.8
     Other Expense -- Net                                         14.5          7.3          6.4          8.3         18.4
  Income from Continuing Operations Before Income Tax and
     Equity in Earnings (Loss) of
       Unconsolidated Affiliates                                  20.9         55.3         79.2         70.2         16.4
     Income Tax                                                    7.3         19.7         29.9         24.8          6.3
  Income from Continuing Operations before Equity in
     Earnings (Loss) of Unconsolidated Affiliates                 13.6         35.6         49.3         45.4         10.1
  Equity in Earnings (Loss) of Unconsolidated Affiliates         (16.9)         0.2          0.3           --           --
  Income (Loss) from Continuing Operations                        (3.3)        35.8         49.6         45.4         10.1
     Discontinued Operations                                        --          0.4           --           --        (34.9)
  Income before Extraordinary Item and Cumulative Effect
     of Accounting Change                                         (3.3)        36.2         49.6         45.4        (24.8)
     Extraordinary Item                                             --           --           --         (2.0)          --
     Cumulative Effect of Accounting Change                         --         (1.2)          --           --           --
  Net Income (Loss)                                          $    (3.3)   $    35.0    $    49.6    $    43.4    $   (24.8)
  Per Share of Common Stock
     Income (loss) from Continuing Operations                $    (.22)   $    1.19    $    1.68    $    1.67    $    0.22
     Net Income (Loss)                                            (.22)        1.16         1.68         1.59        (1.58)
SEGMENT INFORMATION
  Net Sales
     Apparel                                                 $   700.1    $   600.5    $   575.8    $   520.0    $   458.0
     Home Furnishings                                            210.1        205.7        193.4        185.4        175.0
       Total                                                 $   910.2    $   806.2    $   769.2    $   705.4    $   633.0
  Operating Income (Loss)
     Apparel                                                 $    39.9    $    47.5    $    68.8    $    67.4    $    20.4
     Home Furnishings                                             (0.6)        19.0         19.5         16.3         19.2
BALANCE SHEET DATA (AT YEAR END):
  Current Ratio                                                    1.6          1.8          1.9          1.8          1.9
  Total Assets                                               $   584.3    $   524.1    $   431.6    $   401.9    $   432.7
  Long-Term Debt                                                 173.0        126.5         77.9         77.5        188.9
  Stockholders' Equity                                           222.1        236.9        210.0        163.4         82.9
  Long-Term Debt As a Percent of Stockholders' Equity and
     Long-Term Debt                                                 44%          35%          27%          32%          69%
  Shares Outstanding (millions) Year End2,3                       27.4         27.4         27.7         27.7         17.9
OTHER DATA:
  Capital Expenditures-Continuing Operations                 $    61.7    $    37.5    $    38.7    $    25.4    $    21.0
  Return on Average Common Stockholders' Equity4                  (3.2)%       17.9%        31.6%        55.3%        11.9%
  Common Stock Dividend Paid                                        --           --           --           --           --
  Number of Employees at Year End                                7,900        8,100        7,800        7,600        7,600

1FISCAL YEAR 1992 REPRESENTS A 53 WEEK PERIOD
2INCLUDES PARTICIPATING PREFERRED SHARES
3INCLUDES 6.9 MILLION SHARES OF COMMON STOCK ISSUED IN MID-1992 INITIAL PUBLIC
 OFFERING
4CONTINUING OPERATIONS
                                       38